UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Public Offering of Additional Series M Debentures

On October 24, 2018, Gazit-Globe Ltd. (the “Company”) published with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) a shelf offering report for an additional offering of its unsecured, non-convertible Series M Debentures (the “Series M Debentures”) in Israel, and on October 25, 2018, the Company reported to the ISA and the TASE the conclusion and results of that additional offering (the “Offering”).

Based on the results of the Offering, the Company received bids for an aggregate amount of more than 1.25 billion New Israeli Shekels (“NIS”) principal amount of Series M Debentures, of which the Company accepted bids for, and will issue and sell, a total of NIS 540,652,000 principal amount (par value) Series M Debentures for aggregate gross proceeds of approximately NIS 554 million (approximately US $150 million). The Series M Debentures to be sold (like the Series M Debentures sold in the initial, February 2018 offering) will be listed for trading only on the TASE.

The outstanding principal amount of the additional Series M Debentures will bear interest at an annual rate equal to 2.78%, to be paid on a semi-annual basis (on June 30 and December 31 of the years 2018 through 2028 (the first payment was made on June 30, 2018), with one final interest payment on June 30, 2028). The principal amount of, and interest rate on, the additional Series M Debentures are subject to adjustment based on changes in the Israeli Consumer Price Index. The Series M Debentures have a duration of 6.6 years, and their principal amount will be repaid by the Company in six, non-equal payments, which are scheduled for June 30, 2021 through June 30, 2028. The yield to maturity on the Series M Debentures is 2.79%. The trust indenture in favor of the Series M Debenture holders contains various financial covenants with which the Company is required to comply for so long as the Series M Debentures remain outstanding.

The terms of the Series M Debentures were previously described by Gazit in connection with the initial offering of Series M Debentures, in Gazit’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on February 16, 2018.

The Company effected the Offering pursuant to the Israeli shelf offering report for the Series M Debentures dated October 24, 2018, and in accordance with the Company’s Israeli shelf prospectus filed with the ISA and TASE on May 29, 2018.

Midroog (an affiliate of Moody’s) has assigned a credit rating of Aa3/stable for the Company’s Series M Debentures for an aggregate offering amount of up to NIS 545 million principal amount (par value), and Ma’alot (an affiliate of Standard & Poors) has assigned a credit rating of AA- to the Series M Debentures, also for an aggregate offering amount of up to NIS 545 million principal amount (par value).

Following the Offering, an aggregate of approximately NIS 1.8 billion principal amount (par value) of Series M Debentures are currently outstanding.

Important Note re: Debenture Offering and Related Disclosures

The Offering of the Series M Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the Series M Debentures was not registered under the Securities Act, and the Series M Debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series M Debentures.

The contents of this Form 6-K (excluding the contents of Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (SEC File No. 333-211707).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 25, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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